UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group FY2024 Earnings Release Conference and Blackout Period

Shinhan Financial Group will be holding its FY2024 Earnings Release Conference on Thursday, February 6, 2025. The conference will be aired through live streaming on the internet – both PC and mobile. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Please note that from January 23, 2025 to February 6, 2025 is Blackout Period.

Details of the Earnings Release Conference are as follows :

- Agenda : FY2024 Earnings Release and Q&A

- Date : February 6, 2025 (Thursday)

- Time : 14:00 (Seoul Time)

- Format : Live streaming on the internet

- Language : Korean and English

(Simultaneous translations will be available for English-speaking participants)

- To participate in the Conference Call :

Log into Zoom → Join a Meeting → Enter Meeting ID (845 4153 4978) → Enter Password (250206) →

Enter your affiliation and name → Join → Click EN button at the bottom of the screen →

Click ‘Raise hand’ to request a question

Our FY2024 Earnings Release presentation material will be available at our website, www.shinhangroup.com and Youtube channel, https://bit.ly/SFG_FY2024_BusinessResults, at the time of the web-cast and Q&A session.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: January 22, 2025	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer